

Mail Stop 3030

April 14, 2009

Mr. Maurice E. Carson
Senior Vice President and Chief Financial Officer
Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, PA 19034

      RE: **Kulicke and Soffa Industries, Inc.**
            Form 10-K for the fiscal year ended September 27, 2008
            Filed December 11, 2008
            File No. 0-00121

Dear Mr. Carson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Angela J. Crane
                    Accounting Branch Chief